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[SUTHERLAND LETTERHEAD]

W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com

                                                                  August 5, 2009

VIA E-MAIL SUBMISSION

Mr. Michael L. Kosoff
Staff Attorney
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Room 4423
Washington, D.C. 20549-4644

Re:     HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT SEVEN
        Initial Registration Statement on Form N-4
        File Nos. 333-159545; 811-04972

        HARTFORD LIFE & ANNUITY INSURANCE COMPANY SEPARATE ACCOUNT SEVEN Initial Registration Statement on Form N-4
        File Nos. 333-159547; 811-09295

Dear Mr. Kosoff:

On behalf of Hartford Life Insurance Company and Hartford Life & Annuity Insurance Company (the "Companies") and their respective separate accounts, Hartford Life Insurance Company Separate Account Seven and Hartford Life & Annuity Insurance Company Separate Account Seven, we are responding to the comments that you provided to Richard Wirth on July 28, 2009 in connection with the above-referenced registration statements. We have consulted with the Companies on certain aspects of the design of the Personal Pension Account, as well as on certain responses to Staff comments previously provided on the Personal Pension Account prospectus disclosure.

We have enclosed a revised prospectus marked to show cumulative revisions to date. We are confident that these revisions substantially address the Staff's comments and concerns regarding the Personal Pension Account. In fact, the Companies agreed to make significant revisions to the Personal Pension Account section, including adding a "plain English" summary that distinguishes the important ways in which the Personal Pension Account varies from the Fixed Accumulation Feature; including additional up-front disclosure about limitations and restrictions (and in some cases, repeating such disclosures elsewhere in the section), and bolding certain disclosures. As noted, we are confident that this expanded format will substantially address all of the Staff's comments and concerns.

For convenience, each of the Staff's comments is set forth below, followed by the Companies' response.

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GENERAL COMMENTS

       - Please provide a clearer understanding of the benefit of the bargain (i.e., rates guaranteed over loss of liquidity)

       - Please place in bold, up front that liquidity is lost through transfer restrictions and loss of value of commuted.

       -   Please clarify the concept of surrender versus commutation.

       -   Please clarify what the Period Certain is up-front.

As discussed above, the Companies have added a summary to the Personal Pension Account section in order to explain the Personal Pension Account in "plain English." The Companies believe that this new summary provides a clear explanation of: the benefit of the bargain; the liquidity and transfer restrictions; the differences between surrender and commutation; and the Period Certain (which is now referred to as the "Guaranteed Payout Duration"). Please note that this summary consciously avoids the use of defined terms, because the Companies believe that defined terms should be explained in the context of the detailed description of the Personal Pension Account that follows the summary.

SPECIFIC COMMENTS

1. PLEASE DESCRIBE THE DIFFICULTY IN MAKING TRANSFERS UP FRONT. PLEASE ALSO DESCRIBE THAT YOU CAN COMMUTE YOUR PERSONAL PENSION ACCOUNT, BUT MAY GET SIGNIFICANTLY LESS THAN THE BENEFIT BALANCE.

The Companies have added the following disclosure (in bold) in the summary of the Personal Pension Account section:

     "Your ability to make transfers from the Personal Pension Account is significantly limited because the Personal Pension Account restricts liquidity due to transfer limitations and the potential loss of value as a result of commutation. Accordingly, you should ensure that your investments in the Fixed Accumulation Feature and the Sub-Accounts will be adequate to meet your liquidity needs."

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Furthermore, the Companies explain in this summary that there is the possibility that a contract owner may not get back the total amount of the Personal Pension Account investment that was applied to establish the stream of payments that were commuted. In addition, in the "Lump Sum Payments" subsection, the Companies added the following disclosure:

     "You should understand that if you commute, over time, you may receive more or less than the amount that you contributed to the Personal Pension Account. The amount you receive depends on a number of factors, including the difference between interest rates currently being credited and the discount rate used upon commutation, how long you have invested in the Personal Pension Account and whether you (or the Annuitant) live long enough so that Personal Pension Account Payouts start up again after the Guaranteed Payout Duration."

2. PLEASE EXPLAIN SUPPLEMENTALLY WHETHER ONE CAN PARTIALLY ANNUITIZE THE CONTRACT. IF SO, PLEASE CLARIFY HOW THE PPA IS BETTER THAN PARTIALLY ANNUITIZING CONTRACT VALUE.

Contract Value in the Sub-Accounts and the Fixed Accumulation Feature cannot be partially annuitized. Importantly, as disclosed in the Personal Pension Account section of the prospectus, the ability to convert a portion of the Benefit Balance to Annuity Payout Value in an important flexible feature provided only by the Personal Pension Account. (For various reasons, the Companies do not construe commencing Personal Pension Account Payouts as partial annuitization of the Contract.)

3. IN THE PARAGRAPH BEGINNING "BOTH THE FIXED ACCUMULATION" ON PAGE 13, PLEASE PLACE IN BOLD-FACED TYPE THAT THE PERSONAL PENSION ACCOUNT RESTRICTS LIQUIDITY. PLEASE ALSO PLACE THE SENTENCE FOLLOWING THIS PHRASE IN BOLD-FACED TYPE.

The Companies revised the prospectus to bold the requested disclosure and have also moved these sentences to the new summary.

4. PLEASE REVISE THE FIRST BULLET POINT ON PAGE 13 TO DESCRIBE THAT THE GUARANTEE CAN BE LOST IF ONE ANNUITIZES OUTSIDE OF THE GUARANTEE WINDOW.

The Companies have added the following disclosure (in bold) in the summary of the Personal Pension Account section:

     "Because the Personal Pension Account is designed as a long-term retirement funding vehicle, it has guaranteed payout rates applicable only for Personal Pension Account Payments commenced before the expiration of your specified guarantee window."

However, the Companies respectfully submit that the statement that a contract owner "loses" the guarantee is inaccurate. As described in the prospectus, the contract owner elects whether or not he or she will receive the guaranteed payout rates by choosing when to commence Personal Pension Account Payouts. If the contract owner chooses to commence Personal Pension Account Payouts outside the guarantee window, he or she is still guaranteed to receive a minimum Personal Pension Account Payout that will be established by the Companies at that time.

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The Companies have contractually agreed that the minimum Personal Pension
Account Payout in such circumstances will be the greater of: (i) the then prevailing payout rate multiplied by the Accumulation Balance; or (ii) the Minimum Guaranteed Payout Purchase Rate (based on the rates set forth in the Table of Minimum Guaranteed Payout Purchase Rates incorporated as part of the contract rider), multiplied by the minimum non-forfeiture amount calculated in accordance with the following: Contributions multiplied by 87.5%, less any premium tax paid by the issuing company, accumulated at the applicable state non-forfeiture interest rate. Subject to applicable state law, the non-forfeiture interest rate is redetermined annually and equals the five-year Constant Maturity Treasury rates reported by the Federal Reserve for the month of October in the prior calendar year; reduced by 125 basis points and rounded to the nearest 1/20th of one percent; but not less than 1%; nor more than 3%.

5. THE SECOND BULLET POINT ON PAGE 13 DESCRIBES ADDITIONAL FLEXIBILITY WITH RESPECT TO THE STRUCTURE OF THE PERSONAL PENSION ACCOUNT PAYOUTS, PLEASE PROVIDE SOME EXAMPLES. (E.G., PARTIAL ANNUITIZATIONS, COMMUTATION, ETC.).

The Companies have added the following disclosure (in bold) in the summary of the Personal Pension Account section:

     "The Personal Pension Account provides certain additional flexibility with respect to structuring income payments - you can convert part of your investment in the Personal Pension Account into income payments at a particular time rather than your entire investment, and you may establish different income streams."

6. THE THIRD BULLET POINT ON PAGE 13 MENTIONS DIFFERENT CREDITING RATES BETWEEN THE PPA AND THE FIXED ACCUMULATION FEATURE. PLEASE CLARIFY WHETHER THE PPA INTEREST RATES ARE HIGHER OR LOWER. [HOW WOULD SOMEONE KNOW WHETHER TO INVEST IN THE PPA OR THE FIXED ACCOUNT.]

The credited rates applicable to the Personal Pension Account will vary based on a number of factors, including then prevailing market conditions, and may be higher or lower than rates credited to amounts invested in the Fixed Accumulation Feature. It is not possible to predict whether one would be higher or lower than the other at any given point in time. Accordingly, the Companies have added the following disclosure:

     "At any given time, credited rates available under the Personal Pension Account may be higher or lower than interest rates offered under the Fixed Accumulation Feature."

The Companies also respectfully submit that contract owners should not decide whether or not to invest in the Personal Pension Account based on credited rates alone. Instead, contract owners should consider all of the differences that are described in the prospectus.

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7. PLEASE CLARIFY SUPPLEMENTALLY WHETHER THE TERM "SURRENDER" APPLIES TO THE
PPA. IF SO, REVISE TO MAKE USAGE CONSISTENT. IF NOT, PLEASE CLARIFY THAT AMOUNTS IN THE PERSONAL PENSION ACCOUNT NOT "SURRENDERED" ARE UNAFFECTED BY SURRENDERS (WHETHER BEFORE OR AFTER THE PERIOD CERTAIN) OR THAT A CONTRACT VALUE SURRENDER WIPES OUT ALL PERSONAL PENSION ACCOUNT OBLIGATIONS. [ON PAGE 15, THE PROSPECTUS
STATES: "IF YOU PARTIALLY SURRENDER YOUR CONTRACT, YOU WILL RETAIN THE RIGHT TO COLLECT LIFE CONTINGENT PERSONAL PENSION ACCOUNT PAYOUTS THAT RESUME AFTER THE APPLICABLE PERIOD CERTAIN." PLEASE CLARIFY THAT UPON PARTIAL SURRENDER, YOU ALSO CONTINUE GETTING THE AMOUNT OF PAYOUTS THAT ARE DUE DURING THE PERIOD CERTAIN. (E.G., IF ANNUITY PAYOUT VALUE IS $100K AND YOU PARTIALLY SURRENDER $5K, YOU DO NOT LOSE THE REMAINING PAYOUTS DURING THE PERIOD CERTAIN AND CONTINUE TO GET THE LIFETIME CONTINGENCY PAYOUT).]

The Personal Pension Account has no cash surrender value and thus the term "surrender" does not apply to the Personal Pension Account. The Companies have removed all references to "surrender" in the context of the Personal Pension Account. As disclosed in the prospectus, if a contract owner chooses to fully surrender Contract Value and commute the entire Annuity Payout Value, the Contract terminates and he or she will give up the right to future lifetime Personal Pension Account Payouts. The Companies have also revised the prospectus to include the following expanded disclosure under the subsection "Personal Pension Account Payouts:"

     "As noted above, your ability to receive lump sum payments from the Personal Pension Account is limited. You do not withdraw any part of your Benefit Balance in the same way that you can surrender your Contract Value from Sub-Accounts or the Fixed Accumulation Feature. Rather, you must convert Accumulation Balance into an Annuity Payout Value that is then used to set your Personal Pension Account Payouts. You may surrender any or all of your Contract Value without affecting your Annuity Payout Value, or you may commute any or all of your Annuity Payout Value without affecting your Contract Value. However, you may terminate your Contract by (a) fully surrendering all of your Contract Value in the Sub-Accounts and Fixed Accumulation Feature; (b) commuting your Annuity Payout Value in your Personal Pension Account (as discussed in more detail below); and (c) giving up your right to Personal Pension Account Payouts."

8. PLEASE DESCRIBE THE TERM "PERIOD CERTAIN" (AS IS DONE IN EXAMPLE A-4), AND AS IT IS AN IMPORTANT CONCEPT, PLEASE PROVIDE AN EXAMPLE OF HOW IT IS CALCULATED UP-FRONT.

The Companies added the defined term "Guaranteed Payout Duration" and included a general description and example of this term in the "Personal Pension Account Payouts" subsection as follows:

     "LUMP SUM PAYMENTS - You may commute any or all of your Annuity Payout Value to get a lump sum payment from the Personal Pension Account. The way we do this is to calculate the number of Personal Pension Account Payouts that when added together will equal the amount of your commutation request, and then the time period over which these Personal Pension Account Payouts would have otherwise been made is called the Guaranteed Payout Duration."

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9. ON PAGE 15, THE PROSPECTUS STATES YOU WILL "WAIVE" YOUR RIGHT TO THESE
FEATURES. PLEASE REPLACE THE TERM "WAIVE" WITH "LOSE."

The Companies respectfully disagree with this characterization. The word "lose" infers an involuntary forfeiture of a right or benefit. In regard to the Personal Pension Account; however, it is the contract owner, and not the Companies, that decides whether to terminate Personal Pension Account Payouts. A contract owner may maintain the Personal Pension Account for as long as the contract owner, the Annuitant or a joint owner are alive by doing any of the following:

       - Fully surrendering Contract Value, but avoiding commutation of payments in the Personal Pension Account;

       - Commuting all or a portion of the Annuity Payout Value and resuming life contingent Personal Pension Account Payouts after the Guaranteed Payout Duration; or

       - Subject to Minimum Amount Rules, surrendering Contract Value and commuting Annuity Payout Value but not terminating the Contract so that life contingent Personal Pension Account Payouts will resume after the Guaranteed Payout Duration.

10(a). IN EXAMPLE A-4, IN FOOTNOTE 4, INSTEAD OF SAYING "APPROPRIATE" PAYOUT RATE, PLEASE SAY "APPLICABLE TO THE YEAR UPON WHICH YOU REQUEST COMMUTATION."

The Companies have made the requested revision.

10(b). PLEASE DESCRIBE THAT THE ANNUITY PAYOUT VALUE IS BASED OFF OF THE AMOUNT OF THE BENEFIT BALANCE BEING ANNUITIZED. IN THIS CASE, SINCE THE ENTIRE PERSONAL PENSION ACCOUNT IS BEING ANNUITIZED (BECAUSE OF COMMUTATION), THE BENEFIT BALANCE EQUALS THE ANNUITY PAYOUT VALUE.

The Companies have made the requested revision.

                                     * * *

The Companies respectfully submit that they have diligently responded to each of the Staff's comments and concerns over an extended period of time. Accordingly, we would ask that a personal or telephonic conference be promptly arranged to discuss any further comments or concerns. We would ask that the Chief of the Office of Insurance Products, William Kotapish, participate in the conference call. As you know, certain business concerns make it extremely important for the registration statements to be declared effective no later than August 15, 2009. We and the Companies and are fully prepared to do whatever we or it can to ensure a product launch within this time frame.

Please contact the undersigned at (202) 383-0590 or Richard Wirth at (860) 843-1941 to discuss how we can arrange to accelerate the effectiveness of these registration statements and corresponding filings filed in accordance with Rule 485(a) (the effectiveness of which has been delayed to coincide with such action).

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Thank you for your continued cooperation and prompt attention to these important filings.

Sincerely,

W. Thomas Conner

Enclosures

cc: Richard Wirth, Esq.

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